Legacy Ventures International Inc.

2602 Innisfil Road

Mississauga, Ontario, L5M 4H9, Canada

January 9, 2015

VIA EDGAR

Sonia Barros, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Legacy Ventures International Inc.

Amendment No. 2 to Registration Statement on Form S-l

Filed December 16, 2014

File No. 333-199040

Dear Ms. Barros:

We are in receipt of your comment letter dated January 8, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to comment 1 of our letter dated December 9, 2014, and we reissue our comment in part. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have respectfully provided the undertaking required by Item 512(a)(6) of Regulation S-K on page 27 of the registration statement.

Financial Statements

2.	We note your inclusion of updated financial statements in response to our prior comment 1. We also note that the audited financial statements and related auditor opinion for the period ended June 30 have been removed from the filing. Please include this information within your amended filing.

RESPONSE: In response to the Staff’s comment, we have respectfully provided the audited financial statements and related auditor opinion for the period ended June 30, 2014, along with those for the three-month period ended September 30, 2014, in this registration statement.

Exhibit 5.1

3.	We note your response to comment 6 of our letter dated December 9, 2014, and reissue our comment in part. We note that the legal opinion states that this registration statement relates to an offering of common stock made pursuant to Regulation S. Please have counsel revise this sentence to clarify that the registration statement relates to the resale of the Company’s stock that was previously sold pursuant to Regulation S.

Response: In response to the Staff’s comment, our counsel have respectfully revised their legal opinion to clarify that this registration statement relates to the resale of our stock that was previously sold pursuant to Regulation S.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legacy Ventures International Inc.

By:	/s/ Rehan Saeed
Name: Rehan Saeed
Title: Chief Executive Officer